SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                 ________________

                                    FORM 11-K


                                  ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 ---  OF 1934 [FEE REQUIRED].


For the fiscal year ended December 31, 1994
                          -----------------
                                      OR

 --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from                      to
                              ----------------------   -------------------

Commission file number      1-9390
                      -------------------



                                 ________________

                     FOODMAKER, INC. EASY$AVER PLUS PLAN
                             (Full title of the Plan)

                                 ________________

                                  FOODMAKER, INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                              San Diego, CA  92123
                     (Address of principal executive offices)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Financial Statements and Schedules

                              December 31, 1994 and 1993

                    (With Independent Auditors' Report Thereon)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                             December 31, 1994 and 1993

                                  TABLE OF CONTENTS




                                                               Page Number
                                                               -----------

Independent Auditors' Report                                        1

Statement of Net Assets Available for Plan Benefits
 With Fund Information as of December 31, 1994                      2

Statement of Net Assets Available for Plan Benefits
 With Fund Information as of December 31, 1993                      3

Statement of Changes in Net Assets Available for Plan
 Benefits With Fund Information for the year ended
 December 31, 1994                                                  4

Statement of Changes in Net Assets Available for Plan
 Benefits With Fund Information for the year ended
 December 31, 1993                                                  5

Notes to Financial Statements                                       6

Schedule I - Schedule of Investments                                11

Schedule II - Reportable Transactions                               12

                           Independent Auditors' Report
                           ----------------------------

The Participants and the
      Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for plan benefits with fund information of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits with fund information for each of the years in the two-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits with fund information for each of the years in the two-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




San Diego, California
June 16, 1995

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

      Statement of Net Assets Available for Plan Benefits With Fund Information
                                   (in thousands)


                                                     December 31, 1994
                         -------------------------------------------------------------------------

                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----
Interest and dividends
 receivable               $    -         -       68        -        -        -          -       68
                           -----     -----   ------    -----      ---      ---      -----   ------


Contributions receivable:
     Employee                  -        11       21        8        3        3          -       46
     Employer                  -         4        7        3        1        1          -       16
                           -----     -----   ------    -----      ---      ---      -----   ------

                               -        15       28       11        4        4          -       62
                           -----     -----   ------    -----      ---      ---      -----   ------

Investments:
     Short-term
       investments             -        40       86       36       14        9          -      185
     Common stocks             -     6,656        -    2,270      772        -          -    9,698
     Government bonds          -         -        -        -        -      552          -      552
     Insurance company
       contracts               -         -   13,913        -        -        -          -   13,913
     Notes receivable
       from participants       -         -        -        -        -        -      2,443    2,443
                           -----     -----   ------    -----      ---      ---      -----   ------


                               -     6,696   13,999    2,306      786      561      2,443   26,791
                           -----     -----   ------    -----      ---      ---      -----   ------

         Total assets          -     6,711   14,095    2,317      790      565      2,443   26,921

Liabilities - transfers
  due to (from)
  other funds                  -       (36)     (41)      31        7       39          -        -
                           -----     -----   ------    -----      ---      ---      -----   ------



   Net assets available
     for plan benefit     $    -     6,747   14,136    2,286      783      526      2,443   26,921
                           =====     =====   ======    =====      ===      ===      =====   ======








                 See accompanying notes to financial statements.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

      Statement of Net Assets Available for Plan Benefits With Fund Information
                                   (in thousands)


                                                     December 31, 1993
                         -------------------------------------------------------------------------

                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----

Interest and dividends
  receivable              $    -         -       76        -        -        -          -       76
                           -----     -----   ------    -----      ---      ---      -----   ------



Contributions receivable:
     Employee                  -        35       70       29       10       11          -      155
     Employer                  -        12       25       10        3        4          -       54
                           -----     -----   ------    -----      ---      ---      -----   ------

                               -        47       95       39       13       15          -      209
                           -----     -----   ------    -----      ---      ---      -----   ------

Investments:
     Short-term
       investments            27         2        1        -        -        -          -       30
     Common stocks           570     6,371        -    2,167      655        -          -    9,763
     Government bonds          -         -        -        -        -      438          -      438
     Insurance company
       contracts               -         -   13,114        -        -        -          -   13,114
     Notes receivable
       from participants       -         -        -        -        -        -      2,179    2,179
                           -----     -----   ------    -----      ---      ---      -----   ------

                             597     6,373   13,115    2,167      655      438      2,179   25,524
                           -----     -----   ------    -----      ---      ---      -----   ------

        Total assets         597     6,420   13,286    2,206      668      453      2,179   25,809

Liabilities - transfers
     due to (from) other
     funds                   145       (64)      88      (79)     (85)      (5)         -        -
                           -----     -----   ------    -----      ---      ---      -----   ------


     Net assets available
        for plan benefits $  452     6,484   13,198    2,285      753      458      2,179   25,809
                           =====     =====   ======    =====      ===      ===      =====   ======







                 See accompanying notes to financial statements.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits
                              With Fund Information
                                  (in thousands)



                                               Year Ended December 31, 1994
                           -------------------------------------------------------------------------
                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----

Contributions:
     Employee             $    -       767    1,566      519      200      186          -    3,238
     Employer                  -       213      471      159       65       58          -      966
                           -----     -----   ------    -----      ---      ---      -----   ------

                               -       980    2,037      678      265      244          -    4,204
                           -----     -----   ------    -----      ---      ---      -----   ------

Investment income:
     Dividends                 5       195        -       18        -        -          -      218
     Interest                  1        56      977       27       14       45          -    1,120
                           -----     -----   ------    -----      ---      ---      -----   ------

                               6       251      977       45       14       45          -    1,338
                           -----     -----   ------    -----      ---      ---      -----   ------

Net realized gain (loss)
   on sale of investments    269       554        -      162      (11)      (6)         -      968
Unrealized depreciation
   of investments           (257)     (718)       -     (380)    (596)     (34)         -   (1,985)
Distributions                (41)     (929)  (1,797)    (294)    (126)     (90)         -   (3,277)
Loan repayments                -       245      542      118       59       39     (1,003)       -
Loan disbursements             -      (305)    (802)    (122)     (17)     (21)     1,267        -
Interfund transfers         (426)      211       56     (184)     442      (99)         -        -
Administrative expenses       (3)      (26)     (75)     (22)       -      (10)         -     (136)
                           -----     -----   ------    -----      ---      ---      -----   ------

   Increase (decrease)
     in net assets          (452)      263      938        1       30       68        264    1,112

Net assets available for
     plan benefits:

     Beginning of year       452     6,484   13,198    2,285      753      458      2,179   25,809
                           -----     -----   ------    -----      ---      ---      -----   ------

     End of year          $    -     6,747   14,136    2,286      783      526      2,443   26,921
                           =====     =====   ======    =====      ===      ===      =====   ======


               See accompanying notes to financial statements.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits
                              With Fund Information
                                  (in thousands)



                                               Year Ended December 31, 1993
                           -------------------------------------------------------------------------
                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----

Contributions:
     Employee             $    -       576    1,399      468      166      158          -    2,767
     Employer                  -       198      472      154       50       48          -      922
                           -----     -----   ------    -----      ---      ---      -----   ------

                               -       774    1,871      622      216      206          -    3,689
                           -----     -----   ------    -----      ---      ---      -----   ------

Investment income:
     Dividends                19       207        -       21        -        -          -      247
     Interest                  2        39    1,042       19        7       35          -    1,144
                           -----     -----   ------    -----      ---      ---      -----   ------

                              21       246    1,042       40        7       35          -    1,391
                           -----     -----   ------    -----      ---      ---      -----   ------

Net realized gain (loss)
   on sale of investments    137       174        -      235       (1)       3          -      548
Unrealized appreciation
   (depreciation) of
   investments              (221)      716        -       (7)      (9)      (8)         -      471
Distributions                (40)     (635)  (1,674)    (222)     (64)     (19)         -   (2,654)
Loan repayments                -       152      395       70       36       22       (675)       -
Loan disbursements            (1)     (269)    (740)    (103)     (12)     (20)     1,145        -
Interfund transfers         (194)      322     (418)      71      205       14          -        -
Administrative expenses      (10)      (25)     (81)     (14)      (6)      (5)         -     (141)
                           -----     -----   ------    -----      ---      ---      -----   ------

     Increase (decrease)
       in net assets        (308)    1,455      395      692      372      228        470    3,304

Net assets available for
     plan benefits:

     Beginning of year       760     5,029   12,803    1,593      381      230      1,709   22,505
                           -----     -----   ------    -----      ---      ---      -----   ------

     End of year          $  452     6,484   13,198    2,285      753      458      2,179   25,809
                           =====     =====   ======    =====      ===      ===      =====   ======



                See accompanying notes to financial statements.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                             Notes to Financial Statements

                               December 31, 1994 and 1993

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.   General:
     -------
     The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

     The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). The Northern Trust Company, as trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and a separate Trust Agreement.

     The Plan covers substantially all regular administrative and clerical employees of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and effective
January 1, 1988, have attained age 21. Eligible warehouse and distribution employees may participate in the Plan effective January 1, 1991. Eligible maintenance technicians and equipment technicians also may participate in the Plan effective July 1, 1992. Participation by eligible employees is voluntary.

b.   Contributions:
     -------------
     Prior to April 1, 1991, participants could elect to have the Company contribute to the Plan any amount from 2% to 8% of their compensation in 1% increments through payroll deductions. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to Federal income taxes in the year deferred. Effective April 1, 1991, the maximum amount of the compensation participants may elect to defer is 12%. The Company made a matching contribution equal to 50% of each participant's pre-tax deferral up to 4% of compensation (see Note 5). Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, after-tax contributions may no longer be made to the Plan.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1994 and 1993
                                      (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

c.   Vesting:
     -------
     Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant (including service prior to the effective date of the Plan) or upon attainment of age sixty-five, retirement, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions.

d.   Participant Accounts:
     --------------------
     As of December 31, 1994 the trustee maintains five investment funds -- the Equity Fund, the Fixed Income Fund, the Growth Fund, the FMI Common Stock Fund and the Dreyfus Bond Fund. The Ralston Purina Common Stock Fund was dissolved effective June 30, 1994. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the five investment funds allocated in multiples of 10% to any combination of these investment funds. The Ralston Purina Common Stock balance was comprised of contributions made prior to the change of ownership of the Company. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate except that effective September 30, 1987, earnings related to the Ralston Purina Common Stock Fund may, at the discretion of the trustee, be reinvested in the Fixed Income Fund. Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds at the beginning of any calendar quarter. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

     The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                              December 31, 1994 and 1993
                                      (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

e.   Trust:
     -----
     The assets of the Plan were held in a Trust with the assets of a 401(K) plan sponsored by Chi-Chi's, Inc. ("Chi-Chi's"), a former subsidiary of the Company. Effective March 31, 1994, substantially all of the assets of the Chi-Chi's Plan were transferred from the Trust due to the Company's divestiture of Chi-Chi's.

2.   SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan are prepared using the accrual method of accounting.

     The Plan's short-term investments consist of money market accounts which are valued at fair value. The Plan's investments in common stocks are stated at fair value. Fair value is determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

     The Plan's insurance company contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities and pay certain expenses.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                              December 31, 1994 and 1993
                                      (Continued)

3.   INVESTMENTS

     Investments consist of the following at December 31, 1994 and 1993:

                                            December 31, 1994           December 31, 1993
                                         -----------------------      ----------------------
                                                          Fair                        Fair
Description of Investment                   Cost          Value          Cost         Value
- -------------------------                   ----          -----          ----         -----
                                                             (in thousands)
Northern Trust Collective Short-term
  Investment Fund                        $   185      $    185        $   30        $   30

Ralston - Ralston Purina Group
  Common stock                                 -             -           791           570

Fidelity Equity Income Fund, Inc.
  (net asset value $30.70 and $33.84
  in 1994 and 1993, respectively)
  (Equity Fund)                            6,651         6,656         5,655         6,371

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)      13,913        13,913        13,114        13,114

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $33.10 and $39.46 in 1994 and
  1993, respectively)
  (Growth Fund)                            2,694         2,270         2,174         2,167

Foodmaker, Inc. Common Stock               1,361           772           664           655

Dreyfus Short-Intermediate Government
  Fund (net asset value $10.53 and
  $11.37 in 1994 and 1993, respectively)
  (Bond  Fund)                               528           552           446           438

Notes receivable from participants         2,443         2,443         2,179         2,179
                                          ------        ------        ------        ------

                                         $27,775       $26,791       $25,053       $25,524
                                          ======        ======        ======        ======

4.   FEDERAL INCOME TAXES

     On April 1, 1987, the Internal Revenue Service issued a favorable determination letter related to the Foodmaker, Inc. Easy$aver Plus Plan.
This letter gives the Plan a tax exempt status. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. As a result of the Plan amendments and restatements, the Company has submitted an application for a favorable determination. The Company knows of no transactions or events which would prevent the restated Plan from obtaining a tax exempt status.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                              December 31, 1994 and 1993
                                      (Continued)

5.  SUBSEQUENT EVENT

    Effective April 3, 1995, the Company temporarily suspended matching contributions.

                                                                     Schedule I
                                                                     ----------
                         FOODMAKER, INC. EASY$AVER PLUS PLAN

                                Schedule of Investments
                Item 27a-Schedule of Assets Held for Investment Purposes

                                             December 31, 1994            December 31, 1993
                                          ------------------------     ------------------------
                                          Number of                    Number of
                                           Shares/          Fair        Shares/             Fair
Description of Investment                   Units    Cost   Value        Units       Cost   Value
                                           --------  -----  -----      ---------     ----   -----
                                                         (dollars in thousands)
Northern Trust Collective Short-term
  Investment Fund                             185 $   185  $   185           30   $   30  $    30

Ralston - Ralston Purina Group
  Common stock                                  -       -        -       14,329      791      570

Fidelity Equity Income Fund, Inc.
  (net asset value $30.70 and $33.84
  in 1994 and 1993, respectively)
  (Equity Fund)                           216,804   6,651    6,656      188,269    5,655    6,371

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)            -  13,913   13,913          N/A   13,114   13,114

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $33.10 and $39.46 in 1994 and
  1993 respectively)
  (Growth Fund)                            68,571   2,694    2,270       54,919    2,174    2,167

Foodmaker, Inc. Common Stock              181,561   1,361      772       67,202      664      655

Dreyfus Short-Intermediate Government
 Fund (net asset value $10.53 and
 $11.37 in 1994 and 1993, respectively)
 (Bond Fund)                               52,383     528      552       38,559      446      438

Notes receivable from participants            N/A   2,443    2,443          N/A    2,179    2,179
                                                   ------   ------                ------   ------

                                                  $27,775  $26,791               $25,053  $25,524
                                                   ======   ======                ======   ======

                  See accompanying Independent Auditors' Report.

                                                                   Schedule II
                                                                   -----------
                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                               Reportable Transactions
                               -----------------------


The following schedule of 5% reportable transactions represents the aggregate of such transactions relating to the Foodmaker, Inc. Easy$aver Plus Plan assets which were maintained by The Northern Trust Company, the Plans' trustee.


                    See accompanying Independent Auditors' Report.

                                                                    SCHEDULE II
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                      SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                            12-31-93 THROUGH 12-31-94
                 ***********************************************

                                                                                       CURRENT VALUE
                                                 AVERAGE PURCHASE       COST OF         OF ASSET ON      NET GAIN
        DESCRIPTION OF ASSET                       OR SELL PRICE         ASSET        TRANSACTION DATE   OR (LOSS)
        --------------------                     -----------------       -----        ----------------   ---------
                                                        ($)               ($)               ($)             ($)

TRANSACTIONS BY ISSUE
- ---------------------
MFO FIDELITY EQUITY-INCOME FD INC OPEN
END FD
  52,128.76 SHARES BOUGHT IN 37 TRANSACTIONS            32.34        1,685,884.30      1,685,884.30
  22,417.95 SHARES SOLD IN 7 TRANSACTIONS               33.09          619,488.74        741,726.67    122,237.93
                                                                                       ------------    ----------
                                                                                       2,427,610.97    122,237.93
                                                                                       ============    ==========
COLTV SHORT TERM INVT FD

  INCREASES ON 334 DAYS                                              9,187,927.76      9,187,927.76
  DECREASES ON 330 DAYS                                              9,031,568.22      9,031,568.22          0.00
                                                                                      -------------    ----------
                                                                                      18,219,495.98          0.00
                                                                                      =============    ==========

CF STATE STREET SELECTION FUND

  CARRYING VALUE BOUGHT IN 39 TRANSACTIONS               1.00        2,384,364.13      2,384,364.13
  CARRYING VALUE SOLD IN 11 TRANSACTIONS                 1.00        1,519,310.39      1,519,310.39          0.00
                                                                                       ------------    ----------
                                                                                       3,903,674.52          0.00
                                                                                       ============    ==========

TRANSACTIONS BY BROKER
- ----------------------

                               THERE ARE NO REPORTABLE BROKER TRANSACTIONS




NOTE: TRANSACTIONS ARE BASED ON THE 12-31-93 MASTER TRUST VALUE (EXCLUDING ACCRUALS) OF 29,866,174.35.

                                    EXHIBITS

1. Consent of KPMG Peat Marwick LLP.


                                   SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         FOODMAKER, INC. EASY$AVER
                                         PLUS PLAN





Date:  June 23, 1995                     By: WILLIAM E. RULON
                                             -----------------------------
                                             William E. Rulon
                                             Member, Administrative Committee

                                                                     Exhibit 1



                          Independent Auditors' Consent
                          -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated June 16, 1995, relating to the statements of net assets available for plan benefits with fund information of Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits with fund information for each of the years in the two-year period ended December 31, 1994, and all related schedules, which report appears in the December 31, 1994 annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                               KPMG PEAT MARWICK LLP

San Diego, California
June 26, 1995